FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  21 July 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding CEBR Release sent to the London Stock Exchange on 21 July 2004 press release
PR0424

           GBP50 BILLION MOBILE CONTRIBUTION TO UK ECONOMY IN 10 YEARS

Released: 21 July 2004
The mobile phone sector's contributions to both the UK GDP and government finances are set to more than double over the next ten years - a forward-looking report commissioned by O2 - revealed today. It also predicts that around 56,000 new jobs in the UK will be created by 2013 and that productivity will far out perform the national average.

These are just some of the findings from the latest report undertaken by the Centre for Economic and Business Research (cebr) for O2, which looks at the future economic impact of mobile communications. According to the report, the mobile industry's proportion of the UK economy is expected to rise to 3.0%, or GBP49.1 billion, by 2013 - up from GBP22.0 billion, 2.2% of total GDP in 2003.

Government finances also stand to receive a massive boost. The total impact, last year, of mobile operators on the Exchequer was GBP15 .2 billion and this is expected to jump to GBP31.8 billion by 2013. Without the mobile industry, the Exchequer would need to find the equivalent of more than 4p on the rate of basic income tax today, rising to over 5p in ten years time.

Peter Erskine, chief executive officer, mmO2, said: "The cebr analysis underlines what we have long believed - that the mobile sector is poised for even more dramatic growth as we focus on developing new mobile data products and value-added services. The research shows that these services are likely to account for a significant element of the growth over the next 10 years.

"We have seen a significant uplift in the number of customers using value added services as they begin to see the associated convenience and productivity benefits. Across the Group more than five million customers, representing about 25% of the total O2 customer base, are now using non-SMS mobile data services, including downloads, picture messaging, games and other GRPS services offered through the O2 Active portal.

"However, if we are to maintain the mobile industry's contribution to the economy and life in Britain, it is imperative we have a stable environment of non-obtrusive regulation and balanced public policy decisions in areas such as the building of cell sites, digital rights management and e-money. Following years of enormous growth in the late nineties, we have seen the industry's contribution to UK GDP plateau over the last two years as a direct result of economic factors and the regulatory climate."

In addition, the cebr study reveals that the number of jobs accounted for by the mobile sector will grow from less than 200,000 (0.66%) of all employment in 2003 to over a quarter of a million (or about 0.79%) of all employment in the UK within 10 years.

The industry is also making a major contribution to national productivity both through sustaining a high level of productivity in the sector itself and through enabling higher productivity in the rest of the economy. In 2003, per capita productivity in the industry is estimated to have been GBP111,600, nearly three times the national average of GBP34,000. By 2013, productivity in the industry is forecast to have risen to GBP194,200 which will be nearly four times the predicted national average of GBP51,000. Using techniques pioneered by the Bank of England, the study indicates that total national productivity by 2013 may be up to 4.7% higher as a result of the contribution of mobile telephones.

                                    - ends -
Note to Editors
cebr is an independent economics and business research consultancy established in 1993, providing forecasts and advice to City institutions, government departments, local authorities and numerous blue chip companies throughout Europe. This report follows one published in May, this year, which looked at the current economic impact of the mobile sector and was the first such study since NERA research five years ago.

The CEBR report can be viewed at www.mmO2.com/cebr


mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

David Nicholas Simon Gordon
Director of Communications Press Relations Manager mmO2 plc mmO2 plc david.nicholas@o2.com simon.gordon@o2.com t: +44 (0) 771 575 9176 t: +44 (0)771 007 0698

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 21 July 2004                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary